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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 26 2021

Washington DC
415

SEC FILE NUMBER
8-68731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 ___ AND ENDING 12/31/2020 ___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue, Suite 2550
_____
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Hamilton   +1 (512)-473-2776
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
_____
(Name – if individual, state last, first, middle name)

P.O Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Matthew Hamilton   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Fulcrum Capital Markets LLC   , as
of December 31   , 20 20   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____
Notary Public

_____
Signature

Managing Principal
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fulcrum Capital Markets LLC

Financial Statements and Supplemental Schedules

December 31, 2020

With Report of Independent Registered Public Accounting Firm

Fulcrum Capital Markets LLC
Index to Financial Statements and Supplemental Schedules
December 31,2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on Fulcrum Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fulcrum Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fulcrum Capital Markets LLC's financial statements. The supplemental information is the responsibility of Fulcrum Capital Markets LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Fulcrum Capital Markets LLC's auditor since 2016.

Austin, Texas
February 10, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	104,213
Interactive Brokers Account		10,000
Accounts Receivable		131,048
Prepaid expenses		2,672
Other assets		17,670
Total Assets		265,603

LIABILITIES AND MEMBER'S EQUITY

Due to parent		27,288
Commissions Payable		111,390
Total Liabilities		138,678
Member's Equity		126,925
Total Liabilities and Member's equity	$	265,603

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUES

Placement Commissions	$	207,966
Retainers		-
Total revenue		207,966

EXPENSES

Related-party employee compensation allocation	35,796
Commission Expenses	176,771
Related-party communications and data processing allocation	24,590
Professional fees	16,683
Related-party leases allocation	6,667
Licenses and registration	10,081
Related-party other expenses allocation	4,596
Total expenses	275,184

NET LOSS	$	(67,218)

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY, DECEMBER 31, 2019	$	105,176
Forgiveness of due to parent and conversion to member's equity		88,967
Net Loss		(67,218)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	126,925

The Notes to Financial Statements are an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITES

Net Loss	$	(67,218)
Changes in operating assets and liabilities		
Prepaid expenses		298
Interactive Brokers LLC		(10,000)
Accounts Receivable		(119,048)
Commissons Payable		101,191
Due to parent		98,115
NET CASH GENERATED FROM OPERATING ACTIVITIES		3,338
NET INCREASE IN CASH AND CASH EQUIVALENTS		3,338
CASH AND CASH EQUIVALENTS, beginning of year		100,875
CASH AND CASH EQUIVALENTS, end of year	$	104,213

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

Forgiveness of due to parent and conversion to member's equity	$	88,967

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for taxes	$	-
Cash paid during the year for interests	$	-

The Notes to Financial Statements are an integral part of this statement.

NOTE 1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a limited liability company formed under the laws of the state of Delaware on September 20, 2007.   FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Management Review

The company has evaluated subsequent events through February 10, 2021, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2020, the Company did not have any cash equivalents.

Revenue Recognition

Revenue from contracts with clients includes placement commissions and retainers. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Commissions

The company has an agreement with an independent contractor, where the independent contractor provides certain marketing and consulting services to fund managers on a non-exclusive basis. The company will collect fees on the consulting services the independent contractor performs.

Retainers

Retainers are recognized on an accrual basis and are included in revenue as they are earned in accordance with the contract and as retainers are received from the customer. As of December 31, 2020, the company has no open contract and no deferred revenue.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Accounting standards that have been issued by Financial Accounting Standard Board are not expected to have material impact on the company's financial position, results of operations or cash flows.

NOTE 2. LIQUIDITY AND CAPITAL RESOURCES

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets.

The company has historically funded its operations through revenue transactions and equity contributions. Management of the company believes that it can operate within its business plan over the next 12 months and, expects to be successful in maintaining sufficient working capital and will manage operations, commensurate with its level of working capital.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, FCM's net capital was $106,583, which was $97,338 in excess of its minimum requirement of $9,245. FCM's aggregate indebtedness to net capital ratio was 1.30 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 3% of the joint expenses from January to December 2020.

During the year ended December 31, 2020 a total of approximately $56,293 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $27,288 on December 31, 2020.

During the year ended December 31, 2020 the Member forgave a total of $88,967 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.
The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 6.   COMMITMENTS

In accordance with the MSA, the Company has agreed to share 3.0% of these leases from January to December 2020. Lease expenses under these agreements for the year ended December 31, 2020 approximated $6,667 and are included in the accompanying Statement of Operations.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

COVID 19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.

NOTE 7.   SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, it did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

FULCRUM CAPITAL MARKETS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Total member's equity qualified for net capital	$	126,925
Less nonallowable assets		
Prepaid and other current assets		2,672
Other assets		17,670
Net capital before haircuts		106,583
Haircuts on Security positions		-
Net capital	$	106,583
Aggregate indebtedness		
Due to parent		27,288
Commissions Payable		111,390
Aggregate indebtedness	$	138,678
Computed minimum net capital required		
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	9,245
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Net capital in excess of minimum net capital required	$	97,338
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		92,715
Ratio of aggregate indebtedness to net capital		1.30 to 1

Note: The above computation does not differ from the computation from net capital under Rule 15c3-1 as of December 31, 2020 as reported by Fulcrum Capital Markets LLC on Form X-17A-5 on January 26, 2021. Accordingly, no reconciliation is deemed necessary.

FULCRUM CAPITAL MARKETS LLC
SCHEDULES REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Schedule II
Computation for Determination of the Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule. The
Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III
Information relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule. The
Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which (1) Fulcrum Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fulcrum Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Fulcrum Capital Markets LLC stated that Fulcrum Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2020 without exception. Fulcrum Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fulcrum Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 10, 2021



Matthew Hamilton
thorrigan@fulcruminv.com
T   512 473 2777

Fulcrum Capital Markets
111 Congress Ave., 25th Floor
Austin, Texas 78701-4044

Fulcrum Capital Markets LLC's Exemption Report

Fulcrum Capital Markets LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Fulcrum Capital Markets LLC

I, Matthew Hamilton, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____
Matthew Hamilton, Managing Principal

February 10, 2021



Fulcrum Capital Markets LLC

Financial Statements

December 31, 2020

With Report of Independent Registered Public Accounting Firm

Public Copy

Fulcrum Capital Markets LLC
Index to Financial Statements
December 31,2020



To the Board of Directors and Member
of Fulcrum Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on Fulcrum Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fulcrum Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Fulcrum Capital Markets LLC's auditor since 2016.

Austin, Texas
February 10, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

ASSETS

Cash and Cash Equivalents	$	104,213
Interactive Brokers Account		10,000
Accounts Receivable		131,048
Prepaid expenses		2,672
Other assets		17,670
Total Assets		265,603

LIABILITIES AND MEMBER'S EQUITY

Due to parent		27,288
Commissions Payable		111,390
Total Liabilities		138,678
Member's Equity		126,925
Total Liabilities and Member's equity	$	265,603

The Notes to Financial Statements are an integral part of this statement.

NOTE 1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a limited liability company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Management Review

The company has evaluated subsequent events through February 10, 2021, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2020, the Company did not have any cash equivalents.

Revenue Recognition

Revenue from contracts with clients includes placement commissions and retainers. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognized revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement Commissions

The company has an agreement with an independent contractor, where the independent contractor provides certain marketing and consulting services to fund managers on a non-exclusive basis. The company will collect fees on the consulting services the independent contractor performs.

Retainers

Retainers are recognized on an accrual basis and are included in revenue as they are earned in accordance with the contract and as retainers are received from the customer. As of December 31, 2020, the company has no open contract and no deferred revenue.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Accounting standards that have been issued by Financial Accounting Standard Board are not expected to have material impact on the company's financial position, results of operations or cash flows.

NOTE 2. LIQUIDITY AND CAPITAL RESOURCES

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets.

The company has historically funded its operations through revenue transactions and equity contributions. Management of the company believes that it can operate within its business plan over the next 12 months and, expects to be successful in maintaining sufficient working capital and will manage operations, commensurate with its level of working capital.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, FCM's net capital was $106,583, which was $97,338 in excess of its minimum requirement of $9,245. FCM's aggregate indebtedness to net capital ratio was 1.30 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 3% of the joint expenses from January to December 2020.

During the year ended December 31, 2020 a total of approximately $56,293 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $27,288 on December 31, 2020.

During the year ended December 31, 2020 the Member forgave a total of $88,967 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 6.   COMMITMENTS

In accordance with the MSA, the Company has agreed to share 3.0% of these leases from January to December 2020. Lease expenses under these agreements for the year ended December 31, 2020 approximated $6,667 and are included in the accompanying Statement of Operations.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

COVID 19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.

NOTE 7.   SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, it did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).